UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

FORM 6-K
____________________

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated August 22, 2023

Commission File Number: 001-40286
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Arrival

(Translation of registrant’s name into English)

60A, rue des Bruyères
L-1274 Howald,
Grand Duchy of Luxembourg
+352 26845062
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On August 22, 2023, Arrival (the “Company”) issued a press release announcing a short-term loan facility. A copy of the press release is furnished as Exhibit 99.1 to this report on Form 6-K.

Exhibit Index

Exhibit Number	Exhibit Title
99.1	Press Release issued by Arrival on August 22, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARRIVAL

By: /s/ John Wozniak

Name: John Wozniak

Title: Chief Financial Officer

Dated: August 22, 2023

Exhibit 99.1

Arrival Enters into Secured Bridge Financing

a.Arrival is in active negotiations with a strategic financial partner
b.An affiliate of the strategic financial partner will provide Arrival secured bridge financing

LUXEMBOURG – August 22, 2023 – Arrival (Nasdaq: ARVL) (“Arrival” or the “Company”), inventor of a unique new method of design and production of electric vehicles (“EVs”) is in active negotiations with a strategic financial partner relating to a potential transaction the terms and structure of which are subject to completion of due diligence. To enable completion of due diligence and execution of a potential transaction, the strategic financial partner, through an affiliate, has provided a term loan facility which is secured by the principal assets of certain of the company’s operating subsidiaries. Arrival has drawn down $5 million under the facility. An additional $15 million may become available subject to the consent of the Lenders or if Arrival has received an unconditional fully financed cash offer from an independent third party on a customary “certain funds” basis to acquire assets of the Arrival group which will result in sufficient net cash proceeds to repay all amounts outstanding under the facility.

The facility has a term of three months and matures on November 20, 2023 (the “Termination Date”). The proceeds of the facility must be used to finance the working capital and liquidity requirements of the Arrival group. The facility also has a minimum make-whole premium of 1.2x that is due upon any cancellation, repayment, prepayment and/or acceleration of the facility which results in the full repayment of all outstanding loans under the facility and cancellation of all outstanding commitments under the facility.

About Arrival
Arrival’s mission is to master a radically more efficient New Method to design, produce, sell and service purpose-built electric vehicles, to support a world where cities are free from fossil fuel vehicles. Arrival’s in-house technologies enable a unique approach to producing vehicles using rapidly-scalable, local Microfactories. Arrival (Nasdaq: ARVL) is a joint stock company governed by Luxembourg law.

Contacts:

For Arrival

Media
pr@arrival.com

Investors
Cody Slach and Tom Colton

Gateway Group
949-574-3860
ARVL@gateway-grp.com

IR@arrival.com

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING STATEMENTS
This press release contains certain forward-looking statements within the meaning of the federal securities laws, including statements regarding the use of proceeds from the financing and possible outcomes from the Company’s ongoing discussions about a further transaction. These forward-looking statements generally are identified by the words “aim,” “could,” “intend,” “mission,” “will,” “would,” “should”, the negative thereof, and similar expressions. Such statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are based on management’s belief or interpretation of information currently available. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release.

Readers are cautioned not to put undue reliance on forward-looking statements as they are subject to numerous uncertainties and factors relating to the Company’s operations and business environment, all of which are difficult to predict and many of which are beyond the Company’s control. Except as required by applicable law, neither the Company nor any of its affiliates assume any obligation to and do not intend to update or revise these forward-looking statements after their date, whether as a result of new information, future events, or otherwise. In light of these risks and uncertainties, you should keep in mind that any event described in a forward-looking statement made in the materials or elsewhere might not occur. The Company does not give any assurance that it will achieve its expectations.